EXHIBIT 99.5

Deloitte & Touche LLP
BCE Place
181 Ba Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: (416) 601-6150
Fax: (416) 601-6590
www.deloitte.ca

AUDITORS’ CONSENT

We refer to the prospectus supplement, dated January 26, 2005 relating to the offering of up to US$1,370,000,000 Senior Global Medium-Term Notes, Series A, to the short form base shelf prospectus dated October 14, 2003 relating to the offering of up to US$4,000,000,000 Senior Debt Securities, Subordinated Debt Securities (Subordinated Indebtedness) of Royal Bank of Canada (the “Bank”) (collectively, the “Prospectus”). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our reports to the shareholders of the Bank on the consolidated balance sheets as at October 31, 2004 and 2003 and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended October 31, 2004. Our reports are dated December 20, 2004.

(signed) “Deloitte & Touche LLP”
Chartered Accountants
Toronto, Canada
January 26, 2005